UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of December, 2002

Commission File Number:  1-14842


                                  e-SIM LTD.
                  ----------------------------------------------
                 (Translation of registrant's name into English)


           5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
           ----------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|       Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  |_|              No  |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:

                                                                   Sequential
  Exhibit                        Description                       Page Number
  -------                        -----------                       -----------

  1.                 Press release, dated December 11, 2002.              3



















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
                                                                       EXHIBIT 1

FOR IMMEDIATE RELEASE

MEDIA CONTACT:                                                INVESTOR CONTACT:
Shaindy Babad                                                 Yaron Eldad
e-SIM Ltd.                                                    e-SIM Ltd.
+1-888-742-9364                                               +972-2-587-0770
shaindy@e-sim.com                                             yaron@e-sim.co.il
-----------------                                             -----------------

                 E-SIM Keeps improving results in THIRD QUARTER

Posts revenue increase and lowest loss in 17 quarters. Backlog keeps growing to $5.1M.

JERUSALEM, Israel, December 11, 2002-- e-SIM (OTCBB: ESIM.OB), a leading provider of MMI solutions for embedded systems, announced today its financial results for the third quarter, ended October 31, 2002.

Revenues for the third quarter were $1,763,072, compared with the $958,063 for the comparable quarter of 2001, representing an increase of 84 %, and with $1,524,032 for the previous quarter, an increase of 16%.

Net loss for the quarter was $329,670, or $0.03 per share, compared with $2,279,892, or $0.20 per share, for the comparable quarter in the previous year. This represents a decrease of 86% in the company's losses over the comparable quarter in 2001. Compared with a net loss of $486,557, or $0.04 per share for the previous quarter, the results represent a quarter-by-quarter decrease in losses of 32%.

The posted quarterly loss is the lowest loss posted by the company in over four years, continuing the trend of the last quarters. Similarly, the net loss for the 9-month period ended this quarter is the lowest 9-month period net loss in 7 years.

The company's backlog increased this quarter to $5.1 M of revenues due in the coming quarters.

"This quarter included significant new business with important players in both our traditional markets and new channels. We have recently signed 3 major deals for more than $3.5M. Beyond the short-term revenue, we expect significant future revenues from royalties resulting from our recent deals." Said Marc Belzberg, Chairman and CEO of e-SIM Ltd. "We are pleased to continue to post increased revenues, a strong and growing backlog and shrinking losses. These results underscore the strength and success of our current business plan."

                                  ABOUT E-SIM
                                  -----------

e-SIM Ltd., (http://www.e-sim.com/) is a leading provider of MMI solutions for embedded systems. Building off RapidPLUS, its simulation-based software tool suite, e-SIM provides tools and services to help developers of electronic products to design and develop better MMIs for their products and bring them to market quickly.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.


                                      # # #



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


                                                     e-SIM LTD
                                            CONSOLIDATED BALANCE SHEETS
                                                 IN U.S. DOLLARS


                                                                                 October 31,                 January 31,
                                                                           -------------------------   -------------------------
                                                                                     2002                        2002
                                                                           -------------------------   -------------------------
                                                                                (Unaudited)                   (Audited)
                                                                           -------------------------   -------------------------
ASSETS

CURRENT ASSETS :
  Cash and cash equivalents                                                                 628,367                   1,304,654
  Trade receivables                                                                       2,008,543                   1,343,021
  Other receivables and prepaid expenses                                                    256,945                     351,475
                                                                           -------------------------   -------------------------

 Total current assets                                                                     2,893,855                   2,999,150

SEVERANCE PAY FUND                                                                         555,470                     465,659

LONG TERM PREPAID EXPENSES                                                                   63,726                      72,572

PROPERTY AND EQUIPMENT, NET                                                                607,369                   1,078,043
                                                                           -------------------------   -------------------------

                                                                                         $4,120,420                  $4,615,424
                                                                           =========================   =========================

 LIABILITIES AND SHAREHOLDERS'
  DEFICIENCY

CURRENT LIABILITIES :
  Short term credit from banks                                                                1,625                       3,708
  Current maturities of long-term bank loans
     and convertible loans                                                                3,275,956                   4,195,725
  Trade payables                                                                            758,614                     976,749
  Deferred revenues                                                                         615,675                     349,138
  Related parties                                                                         1,805,199                     529,580
  Accrued expenses and other liabilities                                                  1,605,900                   1,019,163
                                                                           -------------------------   -------------------------

 Total current liabilities                                                                8,062,969                   7,074,063

 LONG-TERM LIABILITY -
  Accrued severance pay                                                                     907,084                     816,147

 SHAREHOLDERS' DEFICIENCY                                                               (4,849,633)                 (3,274,786)
                                                                           -------------------------   -------------------------

                                                                                         $4,120,420                  $4,615,424
                                                                           =========================   =========================




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

                                                                     e-SIM LTD
                                                         CONSOLIDATED STATEMENTS OF OPERATIONS
                                                                   IN U.S. DOLLARS

                                              Three months ended                       Nine months ended
                                                 October 31,                              October 31,
                                      -----------------------------------     ------------------------------------
                                            2002                2001                2002                 2001
                                      ---------------     ---------------     ----------------     ---------------
                                         (Unaudited)        (Unaudited)          (Unaudited)          (Unaudited)
                                      ---------------     ---------------     ----------------     ---------------
Revenues:
     Products                                997,712             466,326            2,356,180           2,906,120
     Services                                765,360             491,737            2,011,720           1,499,703
                                      ---------------     ---------------     ----------------     ---------------
                                           1,763,072             958,063            4,367,900           4,405,823
                                      ---------------     ---------------     ----------------     ---------------
Cost of Revenues:
     Products                                 88,634              51,342              212,685             154,526
     Services                                447,317             391,125            1,189,380           1,350,942
                                      ---------------     ---------------     ----------------     ---------------
                                             535,951             442,467            1,402,065           1,505,468
                                      ---------------     ---------------     ----------------     ---------------
Gross profit                               1,227,121             515,596            2,965,835           2,900,355
                                      ---------------     ---------------     ----------------     ---------------
Operating Expenses:
    Product development costs                      -                   -                    -                   -
     Web-site development costs                    -                   -                    -                   -
     Research and
     development, net                        367,041             664,747            1,104,749           2,234,211
     Selling and marketing, net and
     general and administrative              915,427       *)  1,619,709             3,221,543       *)  6,366,479
     Restructuring and impairment
     of web-site development
     costs                                         -                   -                    -             910,303
                                      ---------------     ---------------     ----------------     ---------------


Total Operating Expenses                   1,282,468           2,284,456            4,326,292           9,510,993
                                      ---------------     ---------------     ----------------     ---------------

Operating loss                                55,347           1,768,860            1,360,457           6,610,638
Financial expenses
     (income), net                            80,491              66,747             (25,879)             146,163
Other expenses, net                            5,019             426,108               94,640             426,108
                                      ---------------     ---------------     ----------------     ---------------

Net loss before tax                          140,857           2,261,715            1,429,218           7,182,909
Tax                                          188,813          *)  18,177              213,657          *)  60,409
                                      ---------------     ---------------     ----------------     ---------------

Net loss for  the period                    $329,670          $2,279,892           $1,642,875          $7,243,318
                                      ===============     ===============     ================     ===============

Basic and diluted net loss per
    share                                      $0.03               $0.20                $0.14               $0.62
                                      ===============     ===============     ================     ===============
Weighted average number of
   shares used in computing basic
   and diluted net loss per share
                                          11,665,359          11,665,359           11,665,359          11,662,432
                                      ===============     ===============     ================     ===============
*) Reclassified.



                             ** TABLE CONTINUED **


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

                                                        e-SIM LTD
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                                      IN U.S. DOLLARS


                                                         Year Ended
                                                        January 31,
                                           -----------------------------------
                                                2002                2001
                                            ---------------     ---------------
                                             (Audited)             (Audited)
                                            ---------------     ---------------


Revenues:                                        3,030,709           6,818,003
     Products                                    2,005,616           3,063,239
     Services                               ---------------     ---------------
                                                 5,036,325           9,881,242
                                            ---------------     ---------------

Cost of Revenues:                                  169,400             383,004
     Products                                    1,775,408           1,734,794
     Services                               ---------------     ---------------
                                                 1,944,808           2,117,798
                                            ---------------     ---------------
                                                 3,091,517           7,763,444
Gross profit                                ---------------     ---------------

Operating Expenses:                                      -           2,474,859
    Product development costs                            -             800,086
     Web-site development costs
     Research and                                2,609,742           2,773,708
     development, net
     Selling and marketing, net an           *)  7,853,854       *)  8,751,805
     general and administrative
     Restructuring and impairment
     of web-site development                       910,303                   -
     costs                                  ---------------     ---------------


                                                11,373,899          14,800,458
Total Operating Expenses                    ---------------     ---------------

                                                 8,282,382           7,037,014
Operating loss
Financial expenses                                 209,345           (230,051)
     (income), net                                 426,108             730,559
Other expenses, net                         ---------------     ---------------

                                                 8,917,835           7,537,522
Net loss before tax                             *)  62,247          *)  56,197
Tax                                         ---------------     ---------------

                                                $8,980,082          $7,593,719
Net loss for  the period                    ===============     ===============


Basic and diluted net loss per                       $0.77               $0.65
    share                                   ===============     ===============

Weighted average number of
   shares used in computing basic
   and diluted net loss per share               11,663,170          11,642,687
                                            ===============     ===============

*) Reclassified.


                              ** TABLE COMPLETE **




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
                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               e-SIM Ltd.


Date:  February 4, 2003                By /s/ Yaron Eldad
                                         ---------------------------------------
                                         Yaron Eldad, Chief Financial Officer
                                         and Chief Operating Officer










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